UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number:	001-33068

Ultrapetrol (Bahamas) Limited
(Exact name of registrant as specified in its charter)
Ocean Centre, Montagu Foreshore East Bay St. P.O. Box SS-19084 Nassau, Bahamas Tel: (242) 364-4755
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Shares, $0.01 par value 8⅞% First Preferred Ship Mortgage Notes due 2021
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:
Common Shares:	68
8⅞% First Preferred Ship Mortgage Notes due 2021:	0
Pursuant to the requirements of the Securities Exchange Act of 1934, Ultrapetrol (Bahamas) Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:	April 11, 2017	By:	/s/ Maria Cecilia Yad
		Name:	Maria Cecilia Yad
		Title:	Chief Financial Officer